

June 29, 2012

<u>Via E-mail</u>
Mr. Brian Wuebbels
Executive Vice President and Chief Financial Officer
MEMC Electronic Materials, Inc.
501 Pearl Drive
St. Peters, Missouri 63376

      Re: MEMC Electronic Materials, Inc.
                Form 10-K for the year ended December 31, 2011
                Filed February 29, 2012
                File No. 001-13828

Dear Mr. Wuebbels:

      We have completed our review of your filings. We remind you that our comments or changes to disclosure in response to our comments do not foreclose the Commission from taking any action with respect to the company or the filings and the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States. We urge all persons who are responsible for the accuracy and adequacy of the disclosures in the filings to be certain that the filings include the information the Securities Exchange Act of 1934 and all applicable rules require.

                                      Sincerely,

                                      /s/ Martin James

                                      Martin James
                                      Senior Assistant Chief Accountant